Aytu BioPharma, Inc.

7900 East Union Avenue, Suite 920

Denver, CO 80237

October 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re: Aytu BioPharma, Inc. – Registration Statement on Form S-3 (File No. 333-282347)

Ladies and Gentlemen:

In accordance with Rule 460 and 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-282347), as amended (the “Registration Statement”) of Aytu BioPharma, Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern time, on October 11, 2024, or as soon thereafter as is reasonably practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Tyler Griffin at (303) 229-9746.

Very truly yours,

Aytu BioPharma, Inc.

By:	/s/ Joshua R. Disbrow
Name:	Joshua R. Disbrow
Title:	Chairman and Chief Executive Officer